July 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Re:	TPG RE Finance Trust, Inc.

Registration Statement on Form S-11 (SEC File No. 333-217446)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of TPG RE Finance Trust, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 19, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,450 copies of the Preliminary Prospectus dated July 10, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH                               INCORPORATED

By:	/s/ Michele A. H. Allong

Name:	Michele A. H. Allong
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Guy Dorsainvil

Name:	Guy Dorsainvil
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene

Name:	Adam Greene
Title:	Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

Name:	David Herman
Title:	Director

[Signature Page to Acceleration Request]